Universal Compression Partners, L.P.
4444 Brittmoore Road
Houston, Texas 77041-8004
September 20, 2006
Via EDGAR and Overnight Mail
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street NE
Washington, DC 20549

Re:	Universal Compression Partners, L.P. Amendment No.1 to Registration Statement on Form S-1 Filed August 25, 2006 File No. 333-135351
Dear Mr. Owings:
     On September 15, 2006, Universal Compression Partners, L.P. (the “Partnership” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”).
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. This letter sets forth the responses of the Partnership to the Staff’s comments with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter.
     All page references we use in our responses to the Staff’s comments refer to the pages of Amendment No. 2.
Summary, page 1
1.	We reissue comment 4 in our letter dated July 27, 2006. Please remove the Business Strategies and Competitive Strengths sections. Please further revise to reduce the length of the summary.

Response: We have revised the Registration Statement as requested. Please see page 3.

2.	Please refer to comment 7 in our letter dated July 27, 2006. The statement that you will be one of the ten largest compression services companies in the United States by horsepower does not appear to be adequately supported. Please delete this statement or provide us with documentation in support of this statement.

Response: We have revised the Registration Statement to disclose that the Partnership will be one of the ten largest compression services companies by revenue, as support for that statement was submitted to the Staff with our response to the Staff’s comments to Amendment No. 1 to the Registration Statement. Please see pages 1 and 77.

3.	Please substantiate or delete the promotional terms appearing under the Competitive Strengths caption on page 3, including your reference to “high quality services” and “strong customer relationships.”

Response: We have revised the Registration Statement as requested. Please see pages 78 to 80.

H. Christopher Owings
Securities and Exchange Commission
September 20, 2006

The Offering, page 11
4.	Where you discuss your dividend policy in this section and elsewhere in the prospectus, please revise to state what you “will” pay instead of what you “expect” Or “intend” to pay.

Response: We have revised the Registration Statement as requested. Please see pages 10 and 38.
Risk Factors, page 19
5.	We reissue comment 15 in our letter dated July 27, 2006. Please remove the mitigating language from the “Our operating costs per horsepower rate...” risk factor that appears on page 24, the “A Substantial portion of our cash flow...” risk factor on page 25 and the “Our partnership agreement limits our partner’s fiduciary duties...” risk factor on page 28.

Response: We have revised the Registration Statement as requested. Please see pages 23, 25 and 27.
Our ability to manage and grow our business effectively..., page 23
6.	Please specifically identify the key personnel upon which you rely.

Response: We have revised the Registration Statement as requested. Please see page 22.
Covenants in our credit facility may adversely affect..., page 26
7.	Please revise to include disclosure that your obligations under the revolving credit facility will be secured at all times by substantially all of your assets and the assets of your subsidiaries as stated on page 71.

Response: We have revised the Registration Statement as requested. Please see page 25.
Our Cash Distribution Policy and Restrictions on Distributions, page 38
Pro Forma Cash Available for Distribution, page 41
8.	This section should also include the historical pro forma information for your most recent fiscal year. Considering your most recent fiscal end included nine months, it would appear appropriate that this section include the historical pro forma information for the twelve months ended March 31, 2006 in addition to the trailing twelve months ended June 30, 2006: Please revise or advise.

Response: We have revised the Registration Statement as requested. Please see pages 47-49.
Industry Conditions and Trends, page 65
9.	Please refer to comment 31 in our letter dated July 27, 2006. We note your reference to “Natural Gas Compression Industry” for your belief that the demand for natural gas compression will grow at rates higher than the growth rates for demand for natural gas due to the industry fundamentals. Please provide us with the source you cite and clearly mark the sections upon which you rely for this statement.

Response: We have revised the Registration Statement to delete the referenced statement. Please see page 64.

H. Christopher Owings
Securities and Exchange Commission
September 20, 2006

Our Liquidity and Capital Resources, page 70
10.	Please discuss the effect changes in your distribution policy are expected to have on your future level of growth.

Response: We have revised the Registration Statement as requested. Please see pages 69-70.
Competition, page 83
11.	We note that you compete on the basis of customer service, price, technical expertise and flexibility in meeting customer needs. It would appear your competitors in the industry would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify and discuss how those factors differentiate you from competitors. See Item 101(c)(l)(x) of Regulation S-K.

Response: We have revised the Registration Statement as requested. Please see page 84.
Selling Unitholder, page 138
12.	We note your response to comment 39 in our letter dated July 27, 2006. Please clarify that Universal Compression is an underwriter for shares that would be issued upon exercise of the over-allotment option.

Response: We have revised the Registration Statement as requested. Please see page 137.
Financial Statements, page F-1
Unaudited Pro Forma Financial Statements, page F-2
Notes to Unaudited Pro Forma Financial Statements, page F-6
13.	We note your response to comment 44 in our letter dated July 27, 2006. The disclosure of taxable income in a reconciliation from GAAP net income is staff practice with regard to partnerships. Therefore, we believe that you should disclose pro forma taxable income in a reconciliation from pro forma net income for each period presented. Please revise.

Response: We have considered the Staff’s request, but do not believe the requested information about the pro forma taxable income of the Partnership is meaningful to a potential investor in the Partnership’s common units.
     Historical taxable income attributable to the Partnership’s assets is not indicative of the taxable income of the Partnership that will be allocated to the public unitholders. Among other considerations, the Partnership’s depreciation deductions allocated to the public unitholders in computing their taxable income is likely to substantially exceed the depreciation deductions that would have been available to the Partnership if it were a separate taxable entity holding its assets at their historical tax basis. This results from a “step-up” in the tax basis of the assets that will occur upon the formation of the Partnership and from the partnership allocation rules under the Internal Revenue Code, which are designed to allocate deductions to partners, such as the public unitholders, who have “paid for” those deductions through their investment in the partnership.
     We believe the disclosure regarding taxable income that would be most meaningful to a potential investor in the common units is the estimated ratio of the Partnership’s future taxable income to be allocated to a purchaser of common units to future distributions expected to be paid to such holder of common units, discussed on pages 13 and 125 of the Registration Statement. This disclosure informs investors that a purchaser of common units in the initial public offering who owns those common units from the closing date through December 31, 2009 is expected to be allocated an amount of taxable income for that period equal to or less than the disclosed percentage of cash distributed by the Partnership during that period, which we currently expect will be 10-20%. For example, if the estimated ratio were 20%, this would mean an investor would be estimated to receive distributions from the Partnership equal to at least five times the amount of the Partnership’s taxable

H. Christopher Owings
Securities and Exchange Commission
September 20, 2006

income he will be allocated and be required to report on his income tax return. This ratio provides an investor with useful information regarding what portion of distributions from the Partnership will be taxable income. Accordingly, we have revised page F-8 of the Registration Statement to include disclosure regarding the estimated ratio of the Partnership’s taxable income expected to be allocated to purchasers of common units in the offering to distributions to such holders of common units for the period from the closing date of the initial public offering through December 31, 2009.
     We reviewed the registration statements relating to initial public offerings conducted within the last five years by thirty other master limited partnerships and determined that none of these master limited partnerships has presented the reconciliation requested by the Staff.
     For the foregoing reasons, we do not believe that the disclosure of the Partnership’s taxable income is meaningful to potential investors in the Partnership’s common units and we believe such requested disclosure is inconsistent with past master limited partnership disclosure practice. Rather, we believe that the estimated ratio of the Partnership’s taxable income to distributions provides more meaningful disclosure regarding the Partnership’s taxable income and how it will affect an individual investor’s personal taxable income and, accordingly, have revised the Registration Statement to include such disclosure.

H. Christopher Owings
Securities and Exchange Commission
September 20, 2006

     Should the Staff have any questions or comments, please contact the undersigned at 713-335-7000 or Douglas McWilliams at 713‑758‑3613.

Very truly yours, UNIVERSAL COMPRESSION PARTNERS, L.P.
By:	/s/ Ernie L. Danner
Ernie L. Danner
Executive Vice President

cc:	Howard Baik (Commission) Ellie Quarles (Commission) Adam Phippen (Commission) William Thompson (Commission) Douglas McWilliams (Vinson & Elkins L.L.P.)